LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

RECEIVED
2004 APR 29 A 11:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Please reply to Fax No: 020 7880 5111

04024758

23 April 2004

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcements released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

PROCESSED
MAY 04 2004
THOMSON
FINANCIAL

David Cook
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)

RECEIVED

2004 APR 29 A 11: 32

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ashley (Laura) Hldgs PLC
22 April 2004

22 April 2004

LAURA ASHLEY HOLDINGS plc
('the Company')

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Laura Ashley, today announces the appointment of Ms. Lillian Tan Lian Tee to Board as a non-executive director with immediate effect.

Ms Lillian Tan, aged 50, joined the Board of Laura Ashley Holdings plc as an alternate director to Ms. Sally Cheong Siew Mooi in July 2001. Following the said appointment, she will cease to act as an alternate director to Ms. Cheon Ms. Lillian Tan is a MBA holder from the University of Western Sydney Austral a Fellow of the Chartered Insurance Institute (UK), a Fellow of the Malaysian Insurance Institute and has served in the insurance industry in various capacities for more than 20 years.

Ms Tan is currently the Managing Director and the Chief Executive Officer of Metrojaya Berhad, a retailing company listed on the Kuala Lumpur Stock Exchan She currently holds directorships in the following listed companies:

Morning Star Resources Limited	Director	Hong Kong
Pan Malaysia Capital Berhad	Alternate director	Malaysia

Enquiries:

David Cook	Company Secretary	020 7404 5959 (April 22 2 020 7880 5100 (thereafter
Katya Reynier/ James Olley	Brunswick Group	020 7404 5959

Announcement copy 22/4/04.

LAURA ASHLEY HOLDINGS plc
("the Company")
Results for the 53 weeks to 31 January 2004

Summary

- Profit before tax and exceptional items £3.1m, including £1m relating to property (2003: loss before tax and exceptional items £4.9m)
- Exit from loss-making operations in Continental Europe, loss for year £1.2m (2003: loss £5.9m)
- Total sales for continuing business (i.e. outside Continental Europe) up 3.6% to £270.3m (2003: £260.9m)
- UK Home Furnishings total sales up 12.5%, like-for-like sales up 9.0%*
- UK Fashion total sales down 1.0%, like-for-like sales down 1.9%*
- Mail Order & E-Commerce sales up 38.5%. This category now represents 10% of our UK Retail business
- UK selling space decreased by 2.2%, with 4 new stores opened and 14 stores closed in the year

*Total sales include Mail Order and E-Commerce. LFL percentages which were previously calculated on an orders placed basis are now calculated on a despatch basis, and this will be used going forward. Comparison is made between the 52 weeks ending 25 January 2003 and the 52 weeks ending 24 January 2004 (which forms part of the year ended 31 January 2004).

Commenting on the results, Ainum Mohd-Saaid, joint Chief Executive Officer, said:
We are encouraged by our performance this year. Now that we have rationalised our European operations, our cost base is substantially lower. Cost control continues to be a priority. We have stabilised the business and expect a better performance in the current year.

Rebecca Navarednam, joint Chief Executive Officer, added:
We are actively reviewing our store portfolio to drive efficiency, and continue to develop our licensing and franchising operations. Although we are experiencing challenging trading conditions across the whole business, with new fashion collections coming into our stores and the continued strength of Home Furnishings, we look forward to the future with confidence."

Enquiries:

Laura Ashley Holdings plc — **020 7404 5959 (22 April)**
David Cook, Chief Financial Officer — 020 7880 5100 (thereafter)

Brunswick — **020 7404 5959**
Tom Buchanan
Katya Reynier

Overview

For the 53 weeks to 31 January 2004, we are pleased to report a profit before tax of £3.1 million, compared to a loss in the previous year of £4.9 million. There were no exceptional items this year. However, the reported £3.1 million figure includes a number of items that require further explanation:

- Store and warehouse property transactions created a profit of £1 million.
- Following a review of the useful economic lives of leasehold improvements we have changed the basis of depreciation from between 5 and 10 years to the remaining period of the lease. This had the effect of reducing depreciation for the year by £1.2 million to £7.3 million. Annual depreciation on the current net book value will continue at this lower level in future years.
- As we first mentioned in September 2003, this year we have experienced shrinkage levels which were approximately £2.1 million higher than the previous year. Approximately £1 million of this amount was booked in the second half of the financial year. We expect lower levels of shrinkage going forward and for them to be in line with industry norms.

The exit from our loss-making operations in Continental Europe is almost complete. Trading losses in the period were £1.2m. During the year, we disposed of 37 stores and franchised a further 17 stores which continue to operate under the Laura Ashley brand name.

In the UK, Home Furnishings has continued to perform strongly and we have focused on strengthening the Fashion design team. Total sales for the businesses continuing in 2004 were up 3.6% to £270.3m and we have seen some margin improvement. However, the improvement has been offset during the year under review by the shrinkage mentioned above.

Cost control continues to be a priority. Overall costs have reduced by 10.6% to £109.3m, largely as a result of the Continental European closures. We will continue to focus on driving greater efficiencies in all areas of the business, including the supply chain.

Home Furnishings

We are pleased to report continued growth in UK Home Furnishings, with total sales up 12.5% and like-for-like sales up 9.0%. Home Furnishings accounted for almost 70% of total UK retail sales.

During the year we were successful in improving our gross margins, particularly in upholstery and cabinet furniture.

Our other focus was to optimise the use of our space in every store. For example, we increased the space allocated to our best performing areas of gifts and home accessories by introducing them onto our fashion floor during the Christmas period. As a result, we saw sales growth in both these categories.

The Home Furnishings market is becoming more competitive and we are continually striving to stay ahead of other retailers by broadening our range of unique products in order to differentiate us on the High Street. We are very pleased with our Home Furnishings offer, which provides style and quality at a competitive price.

Our stand-alone Home Furnishings stores continue to trade successfully. We are expecting to open three new stores in the near future and we are identifying further opportunities for stores in this format.

Fashion

Total Fashion sales were down 1.0%, with like-for-like sales down 1.9%. In part, this reflects the previously mentioned shift in product mix which gave more space to gifts and home accessories over the Christmas period.

We have worked hard to strengthen the Fashion team and improve the Fashion offering during the year. We are excited by the product that is now arriving in store, which is the first collection of our new principal fashion designer Alistair Blair. This is an important step in the recovery of the Fashion business, which is being supported by a new brand advertising campaign. We have commenced our Fashion store refit programme with 12 stores completed to date. We are confident that the new design-led approach to fashion will begin to resonate with our customers.

Store Portfolio

Last year we announced a complete review of our stores with the objective of ensuring that we maximise store contributions. This process has resulted in the identification of approximately 30 stores which may be closed or relocated. Each opportunity will be examined on its own merits. In many cases, we will be relocating the store to a more appropriate location in the same area. We expect this process to take approximately two years to complete.

During the year we opened 4 new stores in the UK and closed 14, resulting in a 2.2% decrease in UK selling space.

Continental Europe

All our stores in Germany have closed. In September 2003, we announced the completion of a franchising agreement for Holland, Belgium and Luxembourg and, in January 2004, a further agreement for Switzerland, Austria and Italy. We are retaining our two remaining stores in Paris, which make a positive contribution.

Mail Order and E-Commerce

Our Mail Order and E-Commerce businesses are a vital part of our multi-channel retail strategy and now represent 10% of our total UK retail business. Total sales were up 38.5% on the previous year. Growth in sales is predominantly driven by Home Furnishings, which continues to perform well, with sales up 31.6% on the previous year.

The Mail Order Fashion business continues to improve, benefiting from four catalogues this year. In November 2003, we were pleased to receive the ECMOD (European Catalogue Mail Order Days) award in recognition of sales growth and quality of catalogues.

E-Commerce sales doubled during the year and we have more than 150,000 registered users (2003: 68,000) of our web site: www.lauraashley.com. The Home Furnishings offer continues to thrive, and we now have a 1.5% share of the total UK Home Furnishings Internet market. In addition, our Fashion presence on the Internet is increasing and we are confident of strong growth continuing in 2004.

Franchising and Licensing

We currently have 199 franchised stores in 28 countries worldwide. In 2003, we transferred 17 of our stores in Continental Europe into franchise operations. In addition, our franchise partners opened 20 stores around the world, including Greece, Turkey, Tenerife, the Middle East and Asia, predominantly in Japan. In 2004, we expect a similar number of store openings worldwide including the addition of new territories such as Slovakia and the Balkan States.

In the licensing business, the Laura Ashley brand continues to grow strongly in North America and Asia. We are currently reviewing licensing opportunities in Continental Europe.

Dividend

In light of the company's current financial result, a dividend will not be paid this year.

Current trading

Like-for-like trading in the 11 weeks to 17 April 2004 shows UK retail sales up 2.4% on last year. UK Home Furnishings sales are up 8.9%. UK Fashion sales are down 12.2%. Although we face a challenging retail environment, we are encouraged by the new fashion collections coming into our stores and the continued strength of Home Furnishings.

Consolidated Profit and Loss Account
For the financial year ended 31 January 2004

	Notes	Total 2004 £m	Total 2003 £m
Turnover	1	**283.5**	292.0
Cost of sales		**(170.9)**	(174.3)
Gross profit		**112.6**	117.7
Operating expenses	2	**(109.3)**	(122.2)
Operating profit/(loss)		**3.3**	(4.5)
Share of operating profit of associate		**0.6**	0.9
Losses on termination of operations		**-**	(9.2)
Profit/(loss) on ordinary activities before interest		**3.9**	(12.8)
Interest receivable		**0.2**	0.2
Interest payable		**(1.0)**	(1.5)
Profit/(loss) on ordinary activities before taxation		**3.1**	(14.1)
Taxation on profit/(loss) on ordinary activities	3	**(1.1)**	(1.4)
Profit/(loss) for the period		**2.0**	(15.5)
Earnings/(loss) per share - basic and diluted	4	**0.28p**	(2.62)p

The Group's current year results shown above are derived entirely from continuing operations.

No note of historical cost profits and losses is given as the results above are on an unmodified historical cost basis.

Statement of Total Recognised Gains and Losses
For the financial year ended 31 January 2004

	2004 £m	2003 £m
Profit/(loss) for the period	**2.0**	(15.5)
Exchange differences arising on translation of net investments in overseas subsidiary undertakings	**(0.5)**	(0.5)
Prior year adjustment relating to the year ended 25 January 2003 and before	**(0.5)**	-
Total recognised gains/(losses) for the financial year	**1.0**	(16.0)

Balance Sheets
As at 31 January 2004

		Group		Company	
			Restated		
		2004	2003	**2004**	2003
	Notes	**£m**	£m	**£m**	£m
Fixed assets					
Tangible fixed assets		**33.9**	40.1	**2.7**	2.7
Investment in associated undertaking		**3.4**	3.3	**0.8**	0.8
Investment in subsidiary undertakings		**-**	-	**98.5**	98.5
Own shares		**0.8**	0.8	**0.8**	0.8
Total investments		**4.2**	4.1	**100.1**	100.1
		38.1	44.2	**102.8**	102.8
Current assets					
Stocks		**41.8**	47.0	**-**	-
Debtors					
Amounts falling due within one year		**20.8**	26.7	**15.9**	3.7
Amounts falling due after more than one year		**-**	-	**-**	12.2
Total debtors		**20.8**	26.7	**15.9**	15.9
Short-term deposits and cash		**15.1**	11.8	**8.3**	3.4
		77.7	85.5	**24.2**	19.3
Creditors: amounts falling due within one year					
Trade and other creditors		**47.4**	62.5	**1.9**	2.1
Net current assets		**30.3**	23.0	**22.3**	17.2
Total assets less current liabilities		**68.4**	67.2	**125.1**	120.0
Creditors: amounts falling due after more than one year					
Trade and other creditors		**5.6**	8.4	**-**	-
Provisions for liabilities and charges	6	**1.1**	6.8	**0.2**	0.2
Net assets		**61.7**	52.0	**124.9**	119.8
Capital and reserves					
Share capital		**37.3**	29.8	**37.3**	29.8
Share premium account		**86.4**	85.7	**86.4**	85.7
Profit and loss account		**(62.0)**	(63.5)	**1.2**	4.3
Equity shareholders' funds	7	**61.7**	52.0	**124.9**	119.8

Consolidated Cash Flow Statement
For the financial year ended 31 January 2004

	Notes	2004 £m	2003 £m
Net cash inflow from operating activities	8	10.6	8.7
Dividend received from associated undertaking		0.2	0.2
Returns on investments and servicing of finance			
Interest received		0.1	0.4
Interest paid		(0.7)	(1.0)
Interest element of finance lease rental payments		(0.3)	(0.4)
Net cash outflow for returns on investments and the servicing of finance		(0.9)	(1.0)
Net tax paid		(0.7)	(2.0)
Capital expenditure and financial investment			
Acquisition of tangible fixed assets		(2.4)	(15.1)
Disposal of tangible fixed assets		1.7	0.1
Net cash outflow for capital expenditure and financial investment		(0.7)	(15.0)
Acquisitions and disposals			
Cash balances disposed of with subsidiaries		(1.5)	-
Net cash outflow for acquisitions and disposals		(1.5)	-
Net cash inflow/(outflow) before financing		7.0	(9.1)
Financing			
Issue of ordinary share capital		9.0	-
Expenses of share issue		(0.8)	-
Loans (repaid)/taken out		(9.4)	14.1
Capital element of finance lease rental payments		(2.6)	(0.5)
Net cash (outflow)/inflow from financing		(3.8)	13.6
Net increase in cash		3.2	4.5

Reconciliation of Net Cash Flow to Movement in Net Funds/(Debt)

	2004 £m	2003 £m
Net increase in cash	3.2	4.5
Cash outflow/(inflow) from changes in loans and leases	12.0	(13.6)
Change in net funds resulting from cash flows	15.2	(9.1)
Other non-cash items:		
Translation differences	0.1	0.3
Change in net funds during the period	15.3	(8.8)
Net (debt)/funds at the beginning of the period	(8.5)	0.3
Net funds/(debt) at the end of the period	6.8	(8.5)

Notes

1 Segmental Analysis

	Turnover 2004 £m	Net assets 2004 £m	Turnover 2003 £m	Net assets 2003 £m
Turnover and net assets				
Retail	254.7	46.0	254.7	37.1
Non-retail	28.8	15.7	37.3	14.9
	283.5	61.7	292.0	52.0

	2004	2003
Profit/(loss) before taxation		
Branch contribution		
Retail	20.2	16.5
Non-retail	8.7	10.3
	28.9	26.8
Indirect overhead costs	(25.6)	(31.3)
Operating profit/(loss)	3.3	(4.5)
Share of operating profit of associate	0.6	0.9
Losses on termination of operations	-	(9.2)
Net interest payable	(0.8)	(1.3)
Profit/(loss) on ordinary activities before taxation	3.1	(14.1)

Retail turnover reflects sales through Laura Ashley managed stores, Mail Order and Internet.
Non-retail includes Licensing, Franchising and Manufacturing.

Retail branch contribution reflects turnover and contribution through Laura Ashley managed stores, Mail Order and Internet, by geographical origin. Branch contribution is stated after deducting direct operating expenses but before exceptional items, buying, marketing and administrative costs.

1 Segmental Analysis continued	Total sales 2004 £m	Intersegment sales 2004 £m	External sales 2004 £m	Total sales 2003 £m	Intersegment sales 2003 £m	External sales 2003 £m
Analysis by geographical segment						
Turnover by origin						
UK & Ireland	**292.0**	**29.4**	**262.6**	292.6	38.4	254.2
Continental Europe	**18.9**	**-**	**18.9**	35.9	-	35.9
Other	**2.0**	**-**	**2.0**	1.9	-	1.9
	312.9	**29.4**	**283.5**	330.4	38.4	292.0

	Profit/(loss) before taxation 2004 £m	Net assets 2004 £m	Profit/(loss) before taxation 2003 £m	Net assets 2003 £m
Profit/(loss) before taxation and net assets				
UK & Ireland	**3.7**	**71.1**	0.1	61.7
Continental Europe	**(1.2)**	**(13.5)**	(15.1)	(13.0)
Other	**0.6**	**4.1**	0.9	3.8
	3.1	**61.2**	(14.1)	52.0

	External sales 2004 £m	External sales 2003 £m
Turnover by destination		
UK & Ireland	**241.6**	223.2
North America	**0.3**	5.4
Continental Europe	**18.9**	35.9
Other	**22.7**	27.5
	283.5	292.0

North America turnover reflects sales made as part of a franchise arrangement following the disposal of the North American business on 2 July 1999.

Retained	European	Retained	European

	operations 2004 £m	closures 2004 £m	Total 2004 £m	operations 2003 £m	closures 2003 £m	Total 2003 £m
Analysis of continuing operations						
Turnover	**270.3**	**13.2**	**283.5**	271.4	20.6	292.0
Cost of sales	**(163.2)**	**(7.7)**	**(170.9)**	(162.0)	(12.3)	(174.3)
Gross profit	**107.1**	**5.5**	**112.6**	109.4	8.3	117.7
Total operating expenses	**(102.3)**	**(7.0)**	**(109.3)**	(108.5)	(13.7)	(122.2)
Operating profit/(loss)	**4.8**	**(1.5)**	**3.3**	0.9	(5.4)	(4.5)
Share of operating profit of associate	**0.6**	**-**	**0.6**	0.9	-	0.9
Losses on termination of operations	**-**	**-**	**-**	-	(9.2)	(9.2)
Net interest payable	**(0.8)**	**-**	**(0.8)**	(1.3)	-	(1.3)
Profit/(loss) on ordinary activities before taxation	**4.6**	**(1.5)**	**3.1**	0.5	(14.6)	(14.1)

53 European stores were closed during the year. Full provision for the closure costs of 46 of these stores was made in last year's accounts.

2 Operating expenses

	Total 2004 £m	Total 2003 £m
Distribution costs	**(88.0)**	(89.6)
Administrative expenses	**(21.3)**	(32.6)
Operating expenses	**(109.3)**	(122.2)

3 Taxation

	2004 £m	2003 £m
UK corporation tax		
Current year	**1.6**	0.7
Prior years	**(0.3)**	0.2
	1.3	0.9
Relief for overseas tax	**(0.3)**	(0.2)
	1.0	0.7
Overseas tax	**-**	0.3
Tax charge on associated undertaking	**0.3**	0.4
Total current tax	**1.3**	1.4
Deferred tax credit	**(0.2)**	-
Taxation on profit/(loss) on ordinary activities	**1.1**	1.4

4 Earnings/(loss) per share

	2004	2003
Basic and diluted earnings/(loss) attributable to ordinary shareholders (£m)	**2.0**	(15.5)
Weighted average number of ordinary shares ('000) - basic and diluted	**702,525**	594,340
Earnings/(loss) per share	**0.28p**	(2.62)p

5 Principal exchange rates

	2004		2003	
	Average	**Period end**	Average	Period end
US Dollar	**1.65**	**1.82**	1.51	1.63
Euro	**1.44**	**1.47**	1.58	1.51
Japanese Yen	**190**	**193**	188	192

6 Provision for liabilities and charges

	Restructuring £m	Pensions £m	Deferred tax £m	Total £m
At 25 January 2003	6.1	0.5	0.2	6.8
Utilisation	(5.0)	(0.6)		(5.6)
(Release)/charge to profit and loss account	(0.1)	0.2	(0.2)	(0.1)
At 31 January 2004	**1.0**	**0.1**	**-**	**1.1**

Restructuring provisions	
Rationalisation of administrative functions *	0.1
Rationalisation of store portfolio *	0.2
Provision for termination of European operations**	0.7
	1.0

** Onerous lease provisions which are being utilised over the length of the lease period.*
*** Onerous lease, redundancy costs and stock write-off provisions which will be utilised during the current financial period.*

7 Reconciliation of movements in shareholders' funds

	2004 £m	Restated 2003 £m
Profit/(loss) for the financial year	**2.0**	(15.5)
Other recognised losses (net)	**(0.5)**	(0.5)
New share capital subscribed, after issue costs of £0.8 million	**8.2**	-
Net addition to/(decrease in) shareholders' funds	**9.7**	(16.0)
Opening equity shareholders' funds as originally stated	**52.0**	68.5
Prior year adjustment	**-**	(0.5)
Opening equity shareholders' funds	**52.0**	68.0
Closing equity shareholders' funds	**61.7**	52.0

8 Reconciliation of operating profit/(loss) to net cash inflow from operating activities

	2004 £m	2003 £m
Operating profit/(loss)	**3.3**	(4.5)
Depreciation charge	**7.3**	8.4
Cash element of losses on termination	**1.5**	-
Profit on sale of fixed assets	**(1.0)**	(0.1)
Decrease in stocks	**3.9**	5.0
Decrease/(increase) in debtors	**5.5**	(0.1)
(Decrease)/increase in creditors	**(4.7)**	0.5
Movement on provisions	**(5.0)**	(0.1)
Net cash outflow in respect of restructuring	**(0.2)**	(0.4)
Net cash inflow from operating activities	**10.6**	8.7

NOTE

The above financial information does not constitute statutory accounts as defined by section 240 of the Companies Act 1985. It is an extract from the 2004 financial statements which have not yet been filed with the Registrar of Companies. The Auditors' Report, dated 21 April 2004, on the financial statements for the year ended 31 January 2004, which received an unqualified opinion, does not contain a statement under section 237(2) or (3) of the Companies Act 1985. The comparative information is an extract from the statutory accounts for the financial year ended 25 January 2003. Those accounts, on which the Auditors issued an unqualified opinion, which does not contain a statement under either section 237(2) or (3) of the Companies Act 1985, have been filed with the Registrar of Companies.

A copy of the full accounts will be sent to shareholders on the Register of Members as at 21 April 2004 or can be obtained from the Secretary, Laura Ashley Holdings plc, 27 Bagleys Lane, Fulham, SW6 2QA.

ANNUAL GENERAL MEETING

The Company's AGM will be held on Thursday, 17 June 2004 at 2:00pm at the Ballroom, Claridge's Hotel, Brook Street, London, W1A 2JQ

LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

23 April 2004

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcements released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

David Cook
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)

Ashley (Laura) Hldgs PLC
22 April 2004

22 April 2004

LAURA ASHLEY HOLDINGS plc
('the Company')

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Laura Ashley, today announces the appointment of Ms. Lillian Tan Lian Tee to Board as a non-executive director with immediate effect.

Ms Lillian Tan, aged 50, joined the Board of Laura Ashley Holdings plc as an alternate director to Ms. Sally Cheong Siew Mooi in July 2001. Following the said appointment, she will cease to act as an alternate director to Ms. Cheon Ms. Lillian Tan is a MBA holder from the University of Western Sydney Austral a Fellow of the Chartered Insurance Institute (UK), a Fellow of the Malaysian Insurance Institute and has served in the insurance industry in various capacities for more than 20 years.

Ms Tan is currently the Managing Director and the Chief Executive Officer of Metrojaya Berhad, a retailing company listed on the Kuala Lumpur Stock Exchan She currently holds directorships in the following listed companies:

Morning Star Resources Limited	Director	Hong Kong
Pan Malaysia Capital Berhad	Alternate director	Malaysia

Enquiries:

David Cook	Company Secretary	020 7404 5959 (April 22 2 020 7880 5100 (thereafter
Katya Reynier/ James Olley	Brunswick Group	020 7404 5959

22/4/04.

LAURA ASHLEY HOLDINGS plc
("the Company")
Results for the 53 weeks to 31 January 2004

Summary

- Profit before tax and exceptional items £3.1m, including £1m relating to property (2003: loss before tax and exceptional items £4.9m)
- Exit from loss-making operations in Continental Europe, loss for year £1.2m (2003: loss £5.9m)
- Total sales for continuing business (i.e. outside Continental Europe) up 3.6% to £270.3m (2003: £260.9m)
- UK Home Furnishings total sales up 12.5%, like-for-like sales up 9.0%*
- UK Fashion total sales down 1.0%, like-for-like sales down 1.9%*
- Mail Order & E-Commerce sales up 38.5%. This category now represents 10% of our UK Retail business
- UK selling space decreased by 2.2%, with 4 new stores opened and 14 stores closed in the year

*Total sales include Mail Order and E-Commerce. LFL percentages which were previously calculated on an orders placed basis are now calculated on a despatch basis, and this will be used going forward. Comparison is made between the 52 weeks ending 25 January 2003 and the 52 weeks ending 24 January 2004 (which forms part of the year ended 31 January 2004).

Commenting on the results, Ainum Mohd-Saaid, joint Chief Executive Officer, said:
We are encouraged by our performance this year. Now that we have rationalised our European operations, our cost base is substantially lower. Cost control continues to be a priority. We have stabilised the business and expect a better performance in the current year.

Rebecca Navarednam, joint Chief Executive Officer, added:
We are actively reviewing our store portfolio to drive efficiency, and continue to develop our licensing and franchising operations. Although we are experiencing challenging trading conditions across the whole business, with new fashion collections coming into our stores and the continued strength of Home Furnishings, we look forward to the future with confidence."

Enquiries:

Laura Ashley Holdings plc — **020 7404 5959 (22 April)**
David Cook, Chief Financial Officer — 020 7880 5100 (thereafter)

Brunswick — **020 7404 5959**
Tom Buchanan
Katya Reynier

Overview

For the 53 weeks to 31 January 2004, we are pleased to report a profit before tax of £3.1 million, compared to a loss in the previous year of £4.9 million. There were no exceptional items this year. However, the reported £3.1 million figure includes a number of items that require further explanation:

- Store and warehouse property transactions created a profit of £1 million.
- Following a review of the useful economic lives of leasehold improvements we have changed the basis of depreciation from between 5 and 10 years to the remaining period of the lease. This had the effect of reducing depreciation for the year by £1.2 million to £7.3 million. Annual depreciation on the current net book value will continue at this lower level in future years.
- As we first mentioned in September 2003, this year we have experienced shrinkage levels which were approximately £2.1 million higher than the previous year. Approximately £1 million of this amount was booked in the second half of the financial year. We expect lower levels of shrinkage going forward and for them to be in line with industry norms.

The exit from our loss-making operations in Continental Europe is almost complete. Trading losses in the period were £1.2m. During the year, we disposed of 37 stores and franchised a further 17 stores which continue to operate under the Laura Ashley brand name.

In the UK, Home Furnishings has continued to perform strongly and we have focused on strengthening the Fashion design team. Total sales for the businesses continuing in 2004 were up 3.6% to £270.3m and we have seen some margin improvement. However, the improvement has been offset during the year under review by the shrinkage mentioned above.

Cost control continues to be a priority. Overall costs have reduced by 10.6% to £109.3m, largely as a result of the Continental European closures. We will continue to focus on driving greater efficiencies in all areas of the business, including the supply chain.

Home Furnishings

We are pleased to report continued growth in UK Home Furnishings, with total sales up 12.5% and like-for-like sales up 9.0%. Home Furnishings accounted for almost 70% of total UK retail sales.

During the year we were successful in improving our gross margins, particularly in upholstery and cabinet furniture.

Our other focus was to optimise the use of our space in every store. For example, we increased the space allocated to our best performing areas of gifts and home accessories by introducing them onto our fashion floor during the Christmas period. As a result, we saw sales growth in both these categories.

The Home Furnishings market is becoming more competitive and we are continually striving to stay ahead of other retailers by broadening our range of unique products in order to differentiate us on the High Street. We are very pleased with our Home Furnishings offer, which provides style and quality at a competitive price.

Our stand-alone Home Furnishings stores continue to trade successfully. We are expecting to open three new stores in the near future and we are identifying further opportunities for stores in this format.

Fashion

Total Fashion sales were down 1.0%, with like-for-like sales down 1.9%. In part, this reflects the previously mentioned shift in product mix which gave more space to gifts and home accessories over the Christmas period.

We have worked hard to strengthen the Fashion team and improve the Fashion offering during the year. We are excited by the product that is now arriving in store, which is the first collection of our new principal fashion designer Alistair Blair. This is an important step in the recovery of the Fashion business, which is being supported by a new brand advertising campaign. We have commenced our Fashion store refit programme with 12 stores completed to date. We are confident that the new design-led approach to fashion will begin to resonate with our customers.

Store Portfolio

Last year we announced a complete review of our stores with the objective of ensuring that we maximise store contributions. This process has resulted in the identification of approximately 30 stores which may be closed or relocated. Each opportunity will be examined on its own merits. In many cases, we will be relocating the store to a more appropriate location in the same area. We expect this process to take approximately two years to complete.

During the year we opened 4 new stores in the UK and closed 14, resulting in a 2.2% decrease in UK selling space.

Continental Europe

All our stores in Germany have closed. In September 2003, we announced the completion of a franchising agreement for Holland, Belgium and Luxembourg and, in January 2004, a further agreement for Switzerland, Austria and Italy. We are retaining our two remaining stores in Paris, which make a positive contribution.

Mail Order and E-Commerce

Our Mail Order and E-Commerce businesses are a vital part of our multi-channel retail strategy and now represent 10% of our total UK retail business. Total sales were up 38.5% on the previous year. Growth in sales is predominantly driven by Home Furnishings, which continues to perform well, with sales up 31.6% on the previous year.

The Mail Order Fashion business continues to improve, benefiting from four catalogues this year. In November 2003, we were pleased to receive the ECMOD (European Catalogue Mail Order Days) award in recognition of sales growth and quality of catalogues.

E-Commerce sales doubled during the year and we have more than 150,000 registered users (2003: 68,000) of our web site: www.lauraashley.com. The Home Furnishings offer continues to thrive, and we now have a 1.5% share of the total UK Home Furnishings Internet market. In addition, our Fashion presence on the Internet is increasing and we are confident of strong growth continuing in 2004.

Franchising and Licensing

We currently have 199 franchised stores in 28 countries worldwide. In 2003, we transferred 17 of our stores in Continental Europe into franchise operations. In addition, our franchise partners opened 20 stores around the world, including Greece, Turkey, Tenerife, the Middle East and Asia, predominantly in Japan. In 2004, we expect a similar number of store openings worldwide including the addition of new territories such as Slovakia and the Balkan States.

In the licensing business, the Laura Ashley brand continues to grow strongly in North America and Asia. We are currently reviewing licensing opportunities in Continental Europe.

Dividend

In light of the company's current financial result, a dividend will not be paid this year.

Current trading

Like-for-like trading in the 11 weeks to 17 April 2004 shows UK retail sales up 2.4% on last year. UK Home Furnishings sales are up 8.9%. UK Fashion sales are down 12.2%. Although we face a challenging retail environment, we are encouraged by the new fashion collections coming into our stores and the continued strength of Home Furnishings.

Consolidated Profit and Loss Account
For the financial year ended 31 January 2004

	Notes	Total 2004 £m	Total 2003 £m
Turnover	1	**283.5**	292.0
Cost of sales		**(170.9)**	(174.3)
Gross profit		**112.6**	117.7
Operating expenses	2	**(109.3)**	(122.2)
Operating profit/(loss)		**3.3**	(4.5)
Share of operating profit of associate		**0.6**	0.9
Losses on termination of operations		**-**	(9.2)
Profit/(loss) on ordinary activities before interest		**3.9**	(12.8)
Interest receivable		**0.2**	0.2
Interest payable		**(1.0)**	(1.5)
Profit/(loss) on ordinary activities before taxation		**3.1**	(14.1)
Taxation on profit/(loss) on ordinary activities	3	**(1.1)**	(1.4)
Profit/(loss) for the period		**2.0**	(15.5)
Earnings/(loss) per share - basic and diluted	4	**0.28p**	(2.62)p

The Group's current year results shown above are derived entirely from continuing operations.

No note of historical cost profits and losses is given as the results above are on an unmodified historical cost basis.

Statement of Total Recognised Gains and Losses
For the financial year ended 31 January 2004

	2004 £m	2003 £m
Profit/(loss) for the period	**2.0**	(15.5)
Exchange differences arising on translation of net investments in overseas subsidiary undertakings	**(0.5)**	(0.5)
Prior year adjustment relating to the year ended 25 January 2003 and before	**(0.5)**	-
Total recognised gains/(losses) for the financial year	**1.0**	(16.0)

Balance Sheets
As at 31 January 2004

		Group		Company	
			Restated		
	Notes	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Fixed assets					
Tangible fixed assets		**33.9**	40.1	**2.7**	2.7
Investment in associated undertaking		**3.4**	3.3	**0.8**	0.8
Investment in subsidiary undertakings		**-**	-	**98.5**	98.5
Own shares		**0.8**	0.8	**0.8**	0.8
Total investments		**4.2**	4.1	**100.1**	100.1
		38.1	44.2	**102.8**	102.8
Current assets					
Stocks		**41.8**	47.0	**-**	-
Debtors					
Amounts falling due within one year		**20.8**	26.7	**15.9**	3.7
Amounts falling due after more than one year		**-**	-	**-**	12.2
Total debtors		**20.8**	26.7	**15.9**	15.9
Short-term deposits and cash		**15.1**	11.8	**8.3**	3.4
		77.7	85.5	**24.2**	19.3
Creditors: amounts falling due within one year					
Trade and other creditors		**47.4**	62.5	**1.9**	2.1
Net current assets		**30.3**	23.0	**22.3**	17.2
Total assets less current liabilities		**68.4**	67.2	**125.1**	120.0
Creditors: amounts falling due after more than one year					
Trade and other creditors		**5.6**	8.4	**-**	-
Provisions for liabilities and charges	6	**1.1**	6.8	**0.2**	0.2
Net assets		**61.7**	52.0	**124.9**	119.8
Capital and reserves					
Share capital		**37.3**	29.8	**37.3**	29.8
Share premium account		**86.4**	85.7	**86.4**	85.7
Profit and loss account		**(62.0)**	(63.5)	**1.2**	4.3
Equity shareholders' funds	7	**61.7**	52.0	**124.9**	119.8

Consolidated Cash Flow Statement

For the financial year ended 31 January 2004

	Notes	2004 £m	2003 £m
Net cash inflow from operating activities	8	10.6	8.7
Dividend received from associated undertaking		0.2	0.2
Returns on investments and servicing of finance			
Interest received		0.1	0.4
Interest paid		(0.7)	(1.0)
Interest element of finance lease rental payments		(0.3)	(0.4)
Net cash outflow for returns on investments and the servicing of finance		(0.9)	(1.0)
Net tax paid		(0.7)	(2.0)
Capital expenditure and financial investment			
Acquisition of tangible fixed assets		(2.4)	(15.1)
Disposal of tangible fixed assets		1.7	0.1
Net cash outflow for capital expenditure and financial investment		(0.7)	(15.0)
Acquisitions and disposals			
Cash balances disposed of with subsidiaries		(1.5)	-
Net cash outflow for acquisitions and disposals		(1.5)	-
Net cash inflow/(outflow) before financing		7.0	(9.1)
Financing			
Issue of ordinary share capital		9.0	-
Expenses of share issue		(0.8)	-
Loans (repaid)/taken out		(9.4)	14.1
Capital element of finance lease rental payments		(2.6)	(0.5)
Net cash (outflow)/inflow from financing		(3.8)	13.6
Net increase in cash		3.2	4.5

Reconciliation of Net Cash Flow to Movement in Net Funds/(Debt)

	2004 £m	2003 £m
Net increase in cash	3.2	4.5
Cash outflow/(inflow) from changes in loans and leases	12.0	(13.6)
Change in net funds resulting from cash flows	15.2	(9.1)
Other non-cash items:		
Translation differences	0.1	0.3
Change in net funds during the period	15.3	(8.8)
Net (debt)/funds at the beginning of the period	(8.5)	0.3
Net funds/(debt) at the end of the period	6.8	(8.5)

Notes

1 Segmental Analysis

	Turnover 2004 £m	Net assets 2004 £m	Turnover 2003 £m	Net assets 2003 £m
Turnover and net assets				
Retail	254.7	46.0	254.7	37.1
Non-retail	28.8	15.7	37.3	14.9
	283.5	61.7	292.0	52.0

	2004 £m	2003 £m
Profit/(loss) before taxation		
Branch contribution		
Retail	20.2	16.5
Non-retail	8.7	10.3
	28.9	26.8
Indirect overhead costs	(25.6)	(31.3)
Operating profit/(loss)	3.3	(4.5)
Share of operating profit of associate	0.6	0.9
Losses on termination of operations	-	(9.2)
Net interest payable	(0.8)	(1.3)
Profit/(loss) on ordinary activities before taxation	3.1	(14.1)

Retail turnover reflects sales through Laura Ashley managed stores, Mail Order and Internet.
Non-retail includes Licensing, Franchising and Manufacturing.

Retail branch contribution reflects turnover and contribution through Laura Ashley managed stores, Mail Order and Internet, by geographical origin. Branch contribution is stated after deducting direct operating expenses but before exceptional items, buying, marketing and administrative costs.

1 Segmental Analysis continued	Total sales 2004 £m	Intersegment sales 2004 £m	External sales 2004 £m	Total sales 2003 £m	Intersegment sales 2003 £m	External sales 2003 £m
Analysis by geographical segment						
Turnover by origin						
UK & Ireland	292.0	29.4	262.6	292.6	38.4	254.2
Continental Europe	18.9	-	18.9	35.9	-	35.9
Other	2.0	-	2.0	1.9	-	1.9
	312.9	29.4	283.5	330.4	38.4	292.0

	Profit/(loss) before taxation 2004 £m	Net assets 2004 £m	Profit/(loss) before taxation 2003 £m	Net assets 2003 £m
Profit/(loss) before taxation and net assets				
UK & Ireland	3.7	71.1	0.1	61.7
Continental Europe	(1.2)	(13.5)	(15.1)	(13.0)
Other	0.6	4.1	0.9	3.8
	3.1	61.2	(14.1)	52.0

	External sales 2004 £m	External sales 2003 £m
Turnover by destination		
UK & Ireland	241.6	223.2
North America	0.3	5.4
Continental Europe	18.9	35.9
Other	22.7	27.5
	283.5	292.0

North America turnover reflects sales made as part of a franchise arrangement following the disposal of the North American business on 2 July 1999.

Retained	European	Retained	European

	operations 2004 £m	closures 2004 £m	Total 2004 £m	operations 2003 £m	closures 2003 £m	Total 2003 £m
Analysis of continuing operations						
Turnover	270.3	13.2	283.5	271.4	20.6	292.0
Cost of sales	(163.2)	(7.7)	(170.9)	(162.0)	(12.3)	(174.3)
Gross profit	107.1	5.5	112.6	109.4	8.3	117.7
Total operating expenses	(102.3)	(7.0)	(109.3)	(108.5)	(13.7)	(122.2)
Operating profit/(loss)	4.8	(1.5)	3.3	0.9	(5.4)	(4.5)
Share of operating profit of associate	0.6	-	0.6	0.9	-	0.9
Losses on termination of operations	-	-	-	-	(9.2)	(9.2)
Net interest payable	(0.8)	-	(0.8)	(1.3)	-	(1.3)
Profit/(loss) on ordinary activities before taxation	4.6	(1.5)	3.1	0.5	(14.6)	(14.1)

53 European stores were closed during the year. Full provision for the closure costs of 46 of these stores was made in last year's accounts.

2 Operating expenses

	Total 2004 £m	Total 2003 £m
Distribution costs	(88.0)	(89.6)
Administrative expenses	(21.3)	(32.6)
Operating expenses	(109.3)	(122.2)

3 Taxation

	2004 £m	2003 £m
UK corporation tax		
Current year	1.6	0.7
Prior years	(0.3)	0.2
	1.3	0.9
Relief for overseas tax	(0.3)	(0.2)
	1.0	0.7
Overseas tax	-	0.3
Tax charge on associated undertaking	0.3	0.4
Total current tax	1.3	1.4
Deferred tax credit	(0.2)	-
Taxation on profit/(loss) on ordinary activities	1.1	1.4

4 Earnings/(loss) per share

	2004	2003
Basic and diluted earnings/(loss) attributable to ordinary shareholders (£m)	2.0	(15.5)
Weighted average number of ordinary shares ('000) - basic and diluted	702,525	594,340
Earnings/(loss) per share	0.28p	(2.62)p

5 Principal exchange rates

	2004		2003	
	Average	Period end	Average	Period end
US Dollar	1.65	1.82	1.51	1.63
Euro	1.44	1.47	1.58	1.51
Japanese Yen	190	193	188	192

6 Provision for liabilities and charges

	Restructuring £m	Pensions £m	Deferred tax £m	Total £m
At 25 January 2003	6.1	0.5	0.2	6.8
Utilisation	(5.0)	(0.6)		(5.6)
(Release)/charge to profit and loss account	(0.1)	0.2	(0.2)	(0.1)
At 31 January 2004	1.0	0.1	-	1.1

Restructuring provisions	
Rationalisation of administrative functions *	0.1
Rationalisation of store portfolio *	0.2
Provision for termination of European operations**	0.7
	1.0

** Onerous lease provisions which are being utilised over the length of the lease period.*
*** Onerous lease, redundancy costs and stock write-off provisions which will be utilised during the current financial period.*

7 Reconciliation of movements in shareholders' funds

	2004 £m	Restated 2003 £m
Profit/(loss) for the financial year	2.0	(15.5)
Other recognised losses (net)	(0.5)	(0.5)
New share capital subscribed, after issue costs of £0.8 million	8.2	-
Net addition to/(decrease in) shareholders' funds	9.7	(16.0)
Opening equity shareholders' funds as originally stated	52.0	68.5
Prior year adjustment	-	(0.5)
Opening equity shareholders' funds	52.0	68.0
Closing equity shareholders' funds	61.7	52.0

8 Reconciliation of operating profit/(loss) to net cash inflow from operating activities

	2004 £m	2003 £m
Operating profit/(loss)	3.3	(4.5)
Depreciation charge	7.3	8.4
Cash element of losses on termination	1.5	-
Profit on sale of fixed assets	(1.0)	(0.1)
Decrease in stocks	3.9	5.0
Decrease/(increase) in debtors	5.5	(0.1)
(Decrease)/increase in creditors	(4.7)	0.5
Movement on provisions	(5.0)	(0.1)
Net cash outflow in respect of restructuring	(0.2)	(0.4)
Net cash inflow from operating activities	10.6	8.7

NOTE

The above financial information does not constitute statutory accounts as defined by section 240 of the Companies Act 1985. It is an extract from the 2004 financial statements which have not yet been filed with the Registrar of Companies. The Auditors' Report, dated 21 April 2004, on the financial statements for the year ended 31 January 2004, which received an unqualified opinion, does not contain a statement under section 237(2) or (3) of the Companies Act 1985. The comparative information is an extract from the statutory accounts for the financial year ended 25 January 2003. Those accounts, on which the Auditors issued an unqualified opinion, which does not contain a statement under either section 237(2) or (3) of the Companies Act 1985, have been filed with the Registrar of Companies.

A copy of the full accounts will be sent to shareholders on the Register of Members as at 21 April 2004 or can be obtained from the Secretary, Laura Ashley Holdings plc, 27 Bagleys Lane, Fulham, SW6 2QA.

ANNUAL GENERAL MEETING

The Company's AGM will be held on Thursday, 17 June 2004 at 2:00pm at the Ballroom, Claridge's Hotel, Brook Street, London, W1A 2JQ